1st NRG	1st NRG Corp 1730 LaBounty Rd. #213 Ferndale, WA 98248 (360) 738-7243

VIA EDGAR

July 20, 2009

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:

Your letter dated June 17, 2009

Form 10-K for Fiscal year Ended December 31, 2008 – Filed April 17, 2009

Forms 12b-25 filed March 31, 2009 and May 15, 2009

File No. 000-26600

Dear Ms. Jenkins:

Further to your letter we submit the following referenced as per your letter for your consideration re:

Form 10-K for the Fiscal Year Ended December 31, 2008

General

SEC Comment

1.

To the extent that your Form 10-K is revised in response to our comments below, please revise the subsequent interim filing on Form 10-Q to conform to the changes.

Company Response

1.

We commit to revising the subsequent filing on Form 10-Q to the extent that revisions to our Form 10-K dictate.

Item 9A(T).  Controls and Procedures, page 11

(b)

Management’s Report on Internal Control over Financial Reporting, page 11

SEC Comment

2.

Your management’s report on internal control over financial reporting appears to relate to disclosure controls and procedures.  Please confirm to us that you performed an assessment of internal control over financial reporting and revise your report on internal control over financial reporting and revise your report on internal control over financial reporting to provide the disclosures set forth within Item 308(T) of Regulation S-K.

Company Comment

2.

Yes we confirm that we performed an assessment of internal control over financial reporting and we propose the following to clarify our report (note that we corrected the page numbering – old page 11 becomes new page 15):

See REVIEW ATTACHMENT 1.

Exhibit 31.1 – Section 302 Certifications

SEC Comment

3.

Please amend to provide your Section 302 certifications in exactly the same form set forth in Item 601(b)(31) of Regulation S-K.  In this regard, you should make the following revisions:

(a)

Remove the introductory paragraph and replace with “I [identify the certifying individual], certify that:”;

(b)

Indicate the name of report you have reviewed and the name of your company;

(c)

Reflect the introductory language of paragraph 4; and

(d)

Include paragraph 4(b) to reference to internal controls over financial reporting.

Company Comment

3.

We have modified the Section 302 Certifications to conform to the requirements of Item  601(b)(31) of Regulation S-K and reflect your suggestion listed in (a), (b), (c) and (d) above as per the following:

See REVIEW ATTACHMENT 2.

Form 12b-25 filed on March 31, 2009 and May 15, 2009

SEC Comment

4.

Please clarify the statement that your “Certifying Accountant is still in the process of reviewing the Registrant’s [filing]…”  Explain to us why your independent registered public accounting firm affects your ability to file our Form 10-K and Form 10-Q timely.  Please confirm that you will, in future filings, include an exhibit that contains a statement signed by your independent registered public accounting firm stating the specific reasons why they are unable to furnish the required opinion, report or certification on or before the date such reports must be filed, pursuant to the Rule 12b-25(c) under the Securities Exchange Act of 1934.

Company Comment

4.

How our independent registered public accounting firm affects our ability to file your form 10-K is that we must receive their sign off on the Audit Report that forms part of the Financial Statement and Notes portion of the 10-K and we in addition request that they, because of their exposure to reading many 10-K’s, do an informal review with comments of the complete 10-K before we release it for filing.

With regards to our 10-Q we also have our independent registered public accounting firm carry out an informal review with comments of the completed 10-Q before we release it for filing.

These reviews on occasion may result in requests for further information to assist them in the preparation of suggestions on presentation and/or content which due to our limited staff can cause conflicts in time allocations which in turn result in delays in responses.

Because of our limited staff and the resulting time conflicts, which is usually cause for the delays in getting information back to our independent registered public accounting firm, a more accurate description may be “The reason causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense.”

We confirm that  in future filings, pursuant to Rule 12-b25(c) under the Securities Act of 1934, that if the un-timely filing “relates to the inability of any person, other than the registrant, to furnish any required opinion, report or certification, the Form 12b-25 shall have attached as an exhibit a statement signed by such person stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed.”

We understand that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

1st NRG, Corp.

/s/ E.D. Renyk

per E. D. Renyk, Chief Financial Officer